UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 North Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Ambrx Announces Positive Data on ARX788 for the treatment of HER2+ Gastric Cancer Presented at CSCO

On October 4, 2021, Ambrx Biopharma Inc. (Ambrx) announced that NovoCodex Pharmaceuticals Ltd. (NovoCodex), Ambrx’s partner in China, presented positive interim data from the ACE-Gastric-01 Phase 1 clinical study of ARX788 for the treatment of HER2+ metastatic gastric / gastroesophageal junction (GEJ) cancer at The Chinese Society of Clinical Oncology (CSCO). The newly presented data suggests that ARX788 at a 1.7 mg/kg dose has a tolerable safety profile. The data presented adds to and updates trial data that Ambrx presented at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting in June 2021. Ambrx received Orphan Drug designation from the FDA for the treatment of gastric cancer, including cancer at the GEJ, in early 2021.

Updated ACE-Gastric-01 Phase 1 Interim Data Highlights

(Data as of June 30, 2021)

•	7 patients dosed at 1.7 mg/kg every three weeks.

•	Demonstrated overall response rate (ORR) of 44.4% (12/27) in the response-evaluable patients across all three cohorts (1.3 mg/kg, 1.5 mg/kg, 1.7 mg/kg every three weeks).

•

Low drug-related severe adverse events (SAE) occurred in 6.7% (2/30) of all treated patients across all three cohorts (1.3 mg/kg, 1.5 mg/kg, 1.7 mg/kg every three weeks). Drug-related grade 3 and above adverse events (AEs) comprised only 10% (3/30).

•	As expected, the most common AEs observed were ocular-related and dose-dependent.

•	Median overall survival (mOS) of 10.7 months across all three cohorts (1.3 mg/kg, 1.5 mg/kg, 1.7 mg/kg every three weeks) and mOS for the 1.7 mg/kg cohort has not been reached.

•	Enrollment in ACE-Gastric-01 is completed with ongoing follow-up.

	1.3 mg/kg	1.5 mg/kg	1.7 mg/kg	All
Response-evaluable patients	n=7	n=13	n=7	n=27
ORR	42.9%	46.2%	42.9%	44.4%
DCR	57.1%	46.2%	85.7%	59.3%
mPFS (months)	3.6	2.4	4.1	4.1
mOS (months)	10.1	10.7	Not reached	10.7

Source: NovoCodex, CSCO 2021 presentation.

ACE-Gastric-01 is a Phase 1 clinical study of ARX788 for the treatment of HER2+ metastatic gastric/GEJ cancer that is being conducted in China by Ambrx’s partner, NovoCodex. The ongoing clinical study recently completed enrollment of 30 patients and is designed to be a dose escalation and expansion study with patients receiving treatment doses of 1.3 mg/kg, 1.5 mg/kg, or 1.7 mg/kg every 3 weeks. Ambrx previously presented data from two Phase 1 studies of ARX788 at ASCO where patients received a dose of ARX788 up to 1.5 mg/kg every three weeks or every four weeks.

In August 2021, NovoCodex also announced the dosing of the first patient in the Ambrx and NovoCodex co-sponsored global Phase 2/3 trial of ARX788 in HER2+ gastric cancer. ACE-Gastric-02 is a multicenter, randomized, controlled clinical trial to evaluate the efficacy and safety of ARX788 in patients with HER2+ advanced gastric or gastroesophageal junction adenocarcinoma.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: October 4, 2021